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Women-ledMinority-ownedCoffeeCocktails
La Morena Coffee Bar and Music House

Coffee Shop

3431 Rayford Rd
Spring, TX 77386
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THE PITCH
La Morena Coffee Bar and Music House is seeking investment to open Location.
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INVESTOR PERKS

La Morena Coffee Bar and Music House is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

Cake, Cake, Cake- (Jay-Z Voice) Invest $500 or more to qualify. 10 of 10 remaining

For the first 10 investors of $500 or more you will receive one FREE bakery/dessert item from our women/minority owned venders along with your beverage purchase for your first 5 visits.

Hip Hop Raised Me Invest $1,000 or more to qualify. 10 of 10 remaining

10 investors will receive 1 of our "hip-hop raised me" (t-shirt
or
hat) merch at no additional costs

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LA MORENA COFFEE BAR VISUAL PROMO
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We strive to BREW: INSPIRE: IMPACT 🤎 We are a black owned, woman led, community inspired company. We thrive by music and the culture of eclectic coffee shops. We hope you enjoy our playlist and live music performances weekly. Let's be friends and allow us to be your go to from beats to beans ( coffee beans that is :)

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OUR STORY

La Morena Coffee Bar and Music House strives to give coffee lovers and hip-hop fanatics the best of both cultures. We are not your ordinary coffee bar.

We take it up a notch: From Brews to Beats. We're creating a hip-hop immersed environment with curated playlists and paying homages to the

great lyrics and artists of the culture. We will support women or minority-owned vendors to source hand-picked, brewed coffee and baked goods.

The coffee bar will be an environment where customers can network, vibe with music and artists, mingle with friends, and experience intimate performances all while enjoying our creative menu options.

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LA MORENA HIGHLIGHTS

OUR MISSION

Our mission is to "brew, inspire and impact" our community through brewing sustainably- sourced coffee and providing a platform for the creatives in art and music. Our entire menu and offerings will be sourced from women or minority owned businesses to align with La Morena's mission to strengthen, create income and cycles of wealth for women/minority owned businesses through exclusive vendor partnerships.

We have partnered with Little Waves Roaster as our main coffee supplier which is a women-led, minority owned coffee roaster.

Little Waves is the 2022 Roast Magazine Roaster of the Year!

For baked goods we are partnering with Barnes Treats, a small minority owned business in Houston, TX.

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TRACTION & VALIDATION

We aim to solve three market problems:

1. There is an uncaptured part of the market share in North America, underserved consumer base. 2. There are no black-owned coffee chains in North America, no minority not women-owned chains. 3. No ambiance or experience like our coffee bar, no coffee bars dedicated specifically to hip hop music.

Why hip hop? Hip-Hop/ RnB increased its market share of total album sales in 2020 according to MRC Data and claimed a third of all streams in the US. The global hip-hop market is worth over 15 billion dollars since 2016 and estimated to increase by an average of over 4 Billion through the year 2021.

LA MORENA PITCH DECK

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LA MORENA BUSINESS MODEL

Instore sales: we will sell popular & classic coffee beverages along with our specialty coffee boozy milkshakes.

Happy hour sales: we will host happy hours specials at our bar from 4pm to 7pm daily with live DJ sets and curated playlists.

Event sales: In collaboration with out catering vendors, we will host monthly brunches, open mic nights, intimate music shows by local artists and rent out our space for private event rentals.

Merchandise sales: we will have hip-hop merchandise/apparel, specialty coffee, coffee mugs, and trap flatware.

THE TEAM

Tami Bevill

Owner

Tami's background includes 15 years in education and social work, giving her a strong sense of community and connecting with people. By working with such diverse populations, she is equipped to serve patrons from all walks of life and she makes it her mission to lead with a heart of service.

Aziza Thomas

Managing Partner

Aziza has demonstrated success launching products, services, systems, and communications for brands centered in the Texas electricity market. Her goals are to support the vision of La Morena with the establishment of lean processes, sound policies, and planning.

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Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Space Buildout $35,000

Start-up Equipment $12,000

Mainvest Compensation $3,000

Total $50,000

Financial Forecasts

| | Year 1 | Year 2 | Year 3 | Year 4 | Year 5 |
|---|---|---|---|---|---|
| Gross Sales | $536,950 | $624,511 | $727,036 | $852,988 | $1,001,586 |
| Cost of Goods Sold | $171,587 | $172,478 | $175,927 | $179,446 | $183,035 |
| Gross Profit | $365,363 | $452,033 | $551,109 | $673,542 | $818,551 |

EXPENSES

Rent $78,000 $78,780 $80,356 $81,936 $83,602
Utilities $15,000 $15,375 $15,759 $16,152 $16,555
Salaries $150,774 $204,047 $208,128 $212,291 $216,537
Insurance $8,040 $8,201 $8,365 $8,532 $8,703
Office Supplies $2,400 $2,448 $2,497 $2,547 $2,598
Legal & Professional Fees $5,000 $5,125 $5,253 $5,384 $5,518
Advertising $12,000 $12,240 $12,485 $12,734 $12,989
Restaurant Supplies $18,328 $18,357 $18,724 $19,099 $19,481
Operating Profit $75,821 $107,460 $199,542 $314,867 $452,568

This information is provided by La Morena Coffee Bar and Music House. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents
Investor Agreement
2021 Balance Sheet
2021 Income Statement
Executive Summary (1).pdf
Pitch Deck Presentation.pdf
Team Bio 1031.pdf
Our Company Highlights.pdf
Interior Design Board.pdf
Investment Round Status
Target Raise $50,000
Maximum Raise $107,000
Amount Invested $0
Investors 0
Investment Round Ends April 8th, 2022
Summary of Terms
Legal Business Name Million Dollar Mind
Investment Structure Revenue Sharing Note
Investment Multiple 1.6×
Business's Revenue Share 3%-6.4%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date January 1st, 2027
Financial Condition
No operating history

La Morena Coffee Bar and Music House was established in [Aug, 2021]. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the La Morena Coffee Bar and Music House's fundraising. However, La Morena Coffee Bar and Music House may require additional funds from alternate sources at a later date.

Forecasted milestones

La Morena Coffee Bar and Music House forecasts the following milestones:

Secure lease in Spring, TX by [Jan, 2022].

Hire for the following positions by [February: (1)Manager, March: (2)Barista , (3)Bartender/Mixologist

Achieve $400,000 revenue per year by 2022.

Achieve $600,000 profit per year by 2024.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of La Morena Coffee Bar and Music House to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

La Morena Coffee Bar and Music House operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. La Morena Coffee Bar and Music House competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from La Morena Coffee Bar and Music House's core business or the inability to compete successfully against the with other competitors could negatively affect La Morena Coffee Bar and Music House's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in La Morena Coffee Bar and Music House's management or vote on and/or influence any managerial decisions regarding La Morena Coffee Bar and Music House. Furthermore, if the founders or other key personnel of La Morena Coffee Bar and Music House were to leave La Morena Coffee Bar and Music House or become unable to work, La Morena Coffee Bar and Music House (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which La Morena Coffee Bar and Music House and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, La Morena Coffee Bar and Music House is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

La Morena Coffee Bar and Music House might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If La Morena Coffee Bar and Music House is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt La Morena Coffee Bar and Music House

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect La Morena Coffee Bar and Music House's financial performance or ability to continue to operate. In the event La Morena Coffee Bar and Music House ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither La Morena Coffee Bar and Music House nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

La Morena Coffee Bar and Music House will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and La Morena Coffee Bar and Music House is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although La Morena Coffee Bar and Music House will carry some insurance, La Morena Coffee Bar and Music House may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, La Morena Coffee Bar and Music House could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect La Morena Coffee Bar and Music House's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of La Morena Coffee Bar and Music House's management will coincide: you both want La Morena Coffee Bar and Music House to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want La Morena Coffee Bar and Music House to act conservative to make sure they are best equipped to repay the Note obligations, while La Morena Coffee Bar and Music House might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If La Morena Coffee Bar and Music House needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with La Morena Coffee Bar and Music House or management), which is responsible for monitoring La Morena Coffee Bar and Music House's compliance with the law. La Morena Coffee Bar and Music House will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if La Morena Coffee Bar and Music House is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if La Morena Coffee Bar and Music House fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of La Morena Coffee Bar and Music House, and the revenue of La Morena Coffee Bar and

Music House can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of La Morena Coffee Bar and Music House to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

Limited Operating History

La Morena Coffee Bar and Music House is a newly established entity and has no history for prospective investors to consider.

This information is provided by La Morena Coffee Bar and Music House. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
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